09058145

TATES
ANGE COMMISSION
).C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 44905

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2008 AND ENDING 12/31/2008
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
English Concepts Inc DBA PMA Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27545 Diehl Road, Ste. 100
(No. and Street)

Warrenville IL 60555
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael R. English 630-393-9494
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kirkby, Phelan & Assoc., CPA, LLC
(Name – *if individual, state last, first, middle name*)

170 South Bloomingdale Rd. Ste. 100 Bloomingdale, IL 60108
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
FEB 04 2009
Washington, DC
111

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





3/17

## OATH OR AFFIRMATION

I, Michael R. English, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of English Concepts dba PMA Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ELIZABETH A CUMMINGS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/05/12

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ENGLISH CONCEPTS DBA PMA SECURITIES, INC.

## Financial Statements

## For The Years Ended December 31, 2008 and 2007

**With**

***Report of Independent Auditors***

*Prepared By:*


KPA
KIRKBY,
PHELAN &
ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS, LLC
170 S. BLOOMINGDALE RD. • SUITE 100 • BLOOMINGDALE, IL 60108

KIRKBY,
PHELAN &
ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS, LLC

# *REPORT OF INDEPENDENT AUDITORS*

To the Board of Directors and
Stockholders of
ENGLISH CONCEPTS dba PMA SECURITIES, INC.
Warrenville, Illinois 60555

We have audited the accompanying balance sheets of ENGLISH CONCEPTS dba PMA SECURITIES, INC. as of December 31, 2008 and 2007, the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ENGLISH CONCEPTS dba PMA SECURITIES, INC. as of December 31, 2008 and 2007, and the results of its operations and its changes in cash flows for the year then ended, in conformity with generally accepted accounting principles of the United States of America.

Our audit was made for the purpose of forming an opinion on the basis of the financial statements taken as a whole. The supplementary information presented on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the examination of the basic financial statements and, accordingly, we do not express an opinion or any other form of assurance on them.

Kirkby, Phelan & Associates, CPA, LLC

Bloomingdale, Illinois
January 13, 2009

170 S. BLOOMINGDALE RD. • SUITE 100 • BLOOMINGDALE, IL 60108
PH (630) 339-5600 • FAX (630) 339-5700 • WWW.KIRKBY.COM

## CONTENTS

**ENGLISH CONCEPTS dba PMA SECURITIES, INC.**

**BALANCE SHEET**

**DECEMBER 31, 2008 AND 2007**

**ASSETS**

| | 2008 | 2007 |
|---|---|---|
| CURRENT ASSETS | | |
| Cash | $ 692,880 | $ 1,036,171 |
| Accounts Receivable ( No allowance for doubtful accounts deemed necessary) | 118,758 | 181,597 |
| Prepaid Expenses | 33,463 | 35,855 |
| Investment in Securities, at Value | 2,633,494 | 2,455,901 |
| Total Current Assets | 3,478,595 | 3,709,524 |
| FIXED ASSETS | 18,588 | - |
| OTHER ASSETS | 5,000 | 5,000 |
| TOTAL ASSETS | $ 3,502,183 | $ 3,714,524 |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

| | 2008 | 2007 |
|---|---|---|
| CURRENT LIABILITIES | | |
| Accounts Payable | $ 15,698 | $ 3,927 |
| Accrued State Replacement Tax | 14,416 | 9,036 |
| Due to Related Party | 342,754 | 123,875 |
| Total Current Liabilities | 372,868 | 136,838 |
| LONG-TERM LIABILITIES | - | - |
| Total Liabilities | 372,868 | 136,838 |
| STOCKHOLDERS' EQUITY | | |
| Common Stock (No Par Value, Authorized 10,000 Shares, 1,565 Shares Issued and Outstanding) | 86,075 | 86,075 |
| Retained Earnings | 3,043,240 | 3,491,611 |
| Total Stockholders' Equity | 3,129,315 | 3,577,686 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 3,502,183 | $ 3,714,524 |

See independent auditors' report and notes to the financial statements.

**ENGLISH CONCEPTS dba PMA SECURITIES, INC.**

**STATEMENT OF INCOME**

**FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007**

| | 2008 | 2007 |
|---|---|---|
| REVENUES | | |
| Trading Revenue | $ 973,053 | $ 1,387,823 |
| Remarketing Revenue | 1,168,185 | 797,410 |
| Investment Banking/Advisory Revenue | 1,677,417 | 1,152,170 |
| Total Revenues | 3,818,655 | 3,337,403 |
| GENERAL AND ADMINISTRATIVE EXPENSES | 299,759 | 214,437 |
| INCOME FROM OPERATIONS | 3,518,896 | 3,122,966 |
| OTHER INCOME (EXPENSE) | | |
| Dividends & Interest | 59,409 | 129,967 |
| Realized Gain (Loss) on Sale of Investments | - | (1,076) |
| Unrealized Appreciation (Decline) of Investments | (74,148) | 1,832 |
| NASD Consolidation | - | 35,000 |
| Management Income/(Expense) | (2,452,528) | (2,603,053) |
| Total Other Income (Expense) | (2,467,267) | (2,437,330) |
| EARNINGS BEFORE TAXES | 1,051,629 | 685,636 |
| INCOME TAX PROVISION (NOTE E) | - | - |
| NET INCOME | $ 1,051,629 | $ 685,636 |

See independent auditors' report and notes to the financial statements.

**ENGLISH CONCEPTS dba PMA SECURITIES, INC.**

**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY**

**FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007**

| | COMMON STOCK | RETAINED EARNINGS |
|---|---|---|
| BALANCE JANUARY 1, 2007 | $ 86,075 | $ 2,805,975 |
| NET INCOME | - | 685,636 |
| DIVIDENDS DECLARED | - | - |
| BALANCE DECEMBER 31, 2007 | $ 86,075 | $ 3,491,611 |
| | | |
| BALANCE JANUARY 1, 2008 | $ 86,075 | $ 3,491,611 |
| NET INCOME | - | 1,051,629 |
| DIVIDENDS DECLARED | - | (1,500,000) |
| BALANCE DECEMBER 31, 2008 | $ 86,075 | $ 3,043,240 |

See independent auditors' report and notes to the financial statements.

**ENGLISH CONCEPTS dba PMA SECURITIES, INC.**

**STATEMENT OF CASH FLOWS**

**FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007**

| | 2008 | 2007 |
|---|---|---|
| Cash Flows from Operating Activities | | |
| Net Income (Loss) | $ 1,051,629 | $ 685,636 |
| Add (Deduct) Items Not Affecting Cash | | |
| Unrealized (Appreciation) Decline of Investments | 74,148 | (1,832) |
| Depreciation | 3,281 | 6,826 |
| (Gain)Loss on Sale of Investments | - | 1,076 |
| (Increase) Decrease in Accounts Receivable | 62,839 | (101,125) |
| (Increase) Decrease in Prepaid Expenses | 2,392 | (10,241) |
| Increase (Decrease) in Accounts Payable | 11,771 | (5,779) |
| Increase (Decrease) in Accrued State ReplacementTax | 5,380 | 5,078 |
| Increase (Decrease) in Due to Related Party | 218,879 | (60,531) |
| | 378,690 | (166,528) |
| Net Cash Provided (Used) From Operating Activities | 1,430,319 | 519,108 |
| Cash Flows From Investing Activities | | |
| Purchase of Fixed Assets | (21,868) | (6,826) |
| Proceeds From Sale of Investments | - | 50,717 |
| Purchase of Investments | (251,742) | (115,447) |
| Net Cash Provided (Used) From Investing Activities | (273,610) | (71,556) |
| Cash Flows From Financing Activities | | |
| Dividends Declared | (1,500,000) | - |
| Net Cash Provided (Used) From Financing Activities | (1,500,000) | - |
| Net Increase (Decrease) in Cash | (343,291) | 447,552 |
| Cash Balance, January 1 | 1,036,171 | 588,619 |
| Cash Balance, December 31 | $ 692,880 | $ 1,036,171 |
| Supplemental Information | | |
| Interest Paid | $ - | $ - |
| Replacement Tax Paid | $ 9,036 | $ 3,958 |

See independent auditors' report and notes to the financial statements.

ENGLISH CONCEPTS dba PMA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

**Note A** - ***Summary of Significant Accounting Policies***

This summary of significant accounting policies of ENGLISH CONCEPTS dba PMA SECURITIES, INC. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

**Description of Business**

The Company has been organized to provide investment banking services, local government investment pools, municipal securities, government securities and money market funds as investments to public-sector clients. In addition, the Firm will sell stocks and bonds for institutional activity through investment advisors, and directly to public sector employees to provide financial management services for personal and retirement funds.

**Basis of Accounting**

The financial statements are presented utilizing the accrual method of accounting, which recognizes revenue as earned and expenses as incurred.

**Cash and Cash Equivalents**

The Company considers cash to be short-term, highly liquid investments that have maturities of three months or less.

**Trade Accounts Receivable**

Trade accounts receivable is recorded at the amount the Company expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that are determined to be uncollectible.

**Depreciation**

The Company's equipment is depreciated using the straight-line method for 2008 and Section 179 tax method for 2007. Total book depreciation amounted to $3,281 in 2008 and $6,826 in 2007.

**Note A** - ***Summary of Significant Accounting Policies (Continued)***

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**Security Valuation**

Investments in securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation. Investments in registered money market or mutual fund shares are quoted as of the end of the day on the last day of the month.

**Note B** - ***Concentrations of Credit Risk***

The Company maintains cash balances at several financial institutions. Accounts at each institution are either insured by the Federal Depository Insurance Corporation or the Securities Investment Protection Corporation. At December 31, 2008 and 2007 the Company's uninsured cash balances were $160,954 and $704,368 respectively.

**Note C** – ***Investments***

The cost of these securities was $2,772,168 and $2,520,427 for the years ended December 31, 2008 and 2007.

**Note D** – ***Fixed Assets***

Fixed assets are summarized by major classifications as follows:

| | 2008 | 2007 |
|---|---|---|
| Office Equipment | $ 88,284 | $ 70,408 |
| Software | 3,994 | - |
| | 92,278 | 70,408 |
| Accumulated Depreciation | (73,690) | (70,408) |
| | $ 18,588 | $ - |

**Note E – *Income Taxes***

The Company elected to be treated as an "S" Corporation under the Internal Revenue Code, effective January 1, 1992. Accordingly, the current taxable income of the company is allocable to the shareholders, who are responsible for the payment of Federal and State income taxes thereon. The company is subject to a replacement tax that was $14,414 and $9,036 for the years ending December 31, 2008 and 2007, respectively.

**Note F – *Related Party Transactions***

The Company has been billed by a related Company in which the shareholders of English Concepts dba PMA Securities, Inc. are also shareholders, for management services. Amounts billed for the years ended December 31, 2008 and 2007, were $2,452,528 and $2,603,053, respectively. The amounts due this Company for the years ended December 31, 2008 and 2007 were $342,754 and $123,875, respectively.

**Note G – *Net Capital***

No material differences exist from the Computation of Net Capital under Rule 15c3-1 in the Audit Report with the Company's most recent unaudited report filed. A copy of this report and the Statement of Financial Condition is currently available for inspection at the principal office of the Commission in Washington, D.C., and the regional office of the Commission for the region in which the Company has its place of business.

**Note H – *Exemptions***

The Company is exempt from the Computation of Reserve Requirements pursuant to Rule 15c3-3, as well as Information Relating to Possession or Control Requirements under Rule 15c3-3. As of December 31, 2008, no facts came to our attention to indicate the exemption had not been complied with since the date of our last audit opinion, dated January 24, 2008, for the year ended December 31, 2007. There are also no material inadequacies in the accounting system and internal accounting controls which would (a) inhibit the Company from promptly completing securities transactions; (b) result in material financial loss; (c) result in material misstatements in the Company's financial statements; or (d) result in violations of the Commission's record keeping or financial responsibility rules.

# SUPPLEMENTARY INFORMATION

# ENGLISH CONCEPTS dba PMA SECURITIES, INC.

## SCHEDULE OF GENERAL & ADMINISTRATIVE EXPENSES

## FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

| | 2008 | 2007 |
|---|---|---|
| GENERAL AND ADMINISTRATIVE EXPENSES | | |
| Professional Fees | $ 57,610 | $ 16,227 |
| Subscriptions | 52,863 | 50,828 |
| Telerate Services | 42,822 | 45,713 |
| Client Promotions | 36,127 | 20,372 |
| Regulatory Fees | 28,433 | 29,802 |
| Clearing Fees | 20,409 | 8,352 |
| Office Expense | 13,136 | 5,835 |
| Travel | 12,847 | 5,715 |
| Staff Development | 11,076 | 12,744 |
| Other Taxes & Licenses | 4,139 | 387 |
| Depreciation | 3,281 | 6,826 |
| Insurance | 2,600 | 2,600 |
| State Replacement Tax | 14,416 | 9,036 |
| TOTAL GENERAL AND ADMINISTRATIVE EXPENSES | $ 299,759 | $ 214,437 |

See independent auditors' report and notes to the financial statements.

## ENGLISH CONCEPTS dba PMA SECURITIES, INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

## FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

| | 2008 | 2007 |
|---|---|---|
| Stockholders' Equity, January 1 | $ 3,577,686 | $ 2,892,050 |
| Revenues | 3,878,064 | 3,502,370 |
| Expenses | (2,752,287) | (2,818,566) |
| Unrealized Appreciation (Decline) on Investments | (74,148) | 1,832 |
| Dividends Declared | (1,500,000) | - |
| Stockholders' Equity, December 31 | 3,129,315 | 3,577,686 |
| Non-Allowable Assets | 183,460 | 226,513 |
| Net Capital Before Haircuts | 2,945,855 | 3,351,173 |
| Normal Haircuts | 72,266 | 78,353 |
| Undue Concentration | - | - |
| | 72,266 | 78,353 |
| Net Capital | $ 2,873,589 | $ 3,272,820 |
| Required Net Capital | $ 100,000 | $ 100,000 |

See independent auditors' report and notes to the financial statements.

KIRKBY,
PHELAN &
ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS, LLC

Independent Auditors' Report on Internal Control

In planning and performing our audit of the financial statements and supplementary information of English Concepts dba PMA Securities, Inc. for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission ("Commission"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with the management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, NASD Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kirkby, Phelan & Associates, CPA, LLC

Bloomingdale, Illinois
January 13, 2009